As filed with the Securities and Exchange Commission on November 29, 2005

File No. 1-14148

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

UNDER

THE SECURITIES ACT OF 1933

CanWest Global Communications Corp.

(Name of subject company)

Canada (State or other jurisdiction of incorporation or organization)	Not Applicable (I.R.S. Employer Identification Number)

CanWest Global Communications Corp.

(Name of person(s) furnishing Form)

Non-Voting Shares

(Title of class of subject securities)

CanWest International Corp.

c/o Corporation Service Company

2711 Centerville Road

Wilmington, Delaware 19808

(302) 636-5400

(Name, address and telephone number of agent for service)

Copy to:

David Lopez, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

November 29, 2005

PART I

A.	Name of issuer or person filing (“Filer”): CanWest Global Communications Corp.

B.	This is (check one)

☒	an original filing for the Filer

☐	an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:     CanWest Global Communications Corp.

Form type:     Form 40-F

File Number (if known):     1-14148

Filed by:     CanWest Global Communications Corp.

Date to be Filed:     November 29, 2005

D.	The Filer is incorporated or organized under the laws of Canada and has its principal place of business at 3100 TD Centre, 201 Portage Avenue, Winnipeg, Manitoba, Canada R3B 3L7. Telephone: (204) 956-8025.

E.	The Filer designates and appoints CanWest International Corp., c/o 2711 Centerville Road, Wilmington, Delaware 19808, Telephone: (302) 636-5400, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (ii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 1413-1F or 14D-9F; or (iii) the securities in relation to which the File acts as trustee pursuant to an exemption under Rule 4d-1 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

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G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statement described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such Form Schedules and offering, statements relate; and the transactions in such securities.

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The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winnipeg, Province of Manitoba, Country of Canada this 29th day of November, 2005.

CANWEST GLOBAL COMMUNICATIONS CORP.

By:	/s/ John Maguire
Name: John Maguire Title: Chief Financial Officer

This statement has been signed by the following person in the capacity and on the date indicated.

CANWEST INTERNATIONAL CORP., as Agent for Service of Process

By:	/s/ Tom Strike
Name: Tom Strike Title: President

Dated: November 29, 2005

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